Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 9, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform (https://solarbonds.solarcity.com/).

Get Paid by the Sun Introduction to Solar Bonds March, 2015

Forward-Looking Statements
This presentation contains forward-looking statements that involve risks and uncertainties, including statements regarding
SolarCity’s customer and market growth opportunities; SolarCity’s operational growth and expansion; financial strategies for cash generation and increasing shareholder value; the deployment of megawatts including estimated 2015 megawatt deployment;
estimated nominal contracted payments remaining; annual energy production at 2015 YE; cost goals by 2017; customer goal for mid-2018; revenue and nominal contracted payments remaining potential in 2018; and assumptions relating to the foregoing.
Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. As of the date hereof, we have bookings and financing for only a portion of the orders needed to achieve our megawatt projections and therefore expect the megawatts we need to deploy to meet our projections to be sourced substantially from new deployments of solar systems not currently under contract. In order to meet our projections, we will need to expand our workforce, increase our installation efficiency and exceed our existing bookings rate relative to what we have achieved to date. Additional key risks and uncertainties include the level of demand for our solar energy systems, the availability of a sufficient, timely, and cost-effective supply of solar panels and balance of system components, our ability to successfully integrate
Silevo, Inc.’s business, operations and personnel and achieve manufacturing economies of scale and associated cost reductions, our expectations regarding the Riverbend agreement and the development and construction of the Riverbend facility, including expected capital and operating expenses and the performance of our manufacturing operations; the effects of future tariffs and other trade barriers, changes in federal tax treatment, the effect of electric utility industry regulations, net metering and related policies, the availability and amount of rebates, tax credits and other financial incentives, the availability and amount of financing from fund investors, the retail price of utility-generated electricity or the availability of alternative energy sources, risks associated with
SolarCity’s rapid growth, the success of our product development efforts and customer preferences, risks that consumers who have executed energy contracts included in reported nominal contracted payments remaining and backlog may seek to cancel those contracts, assumptions as to retained value under energy contracts and contract renewal rates and terms, including applicable net present values, performance-based incentives, and other rebates, credits and expenses, SolarCity’s limited operating history, particularly as a new public company, changes in strategic planning decisions by management or reallocation of internal resources, completion of preparation of financial statements and general market, political, economic and business conditions. You should read the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K, which has been filed with the Securities and
Exchange Commission, which identifies certain of these and additional risks and uncertainties. We do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

Important Information
Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.
SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information in this presentation relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the
Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, at solarbonds.solarcity.com.
AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DE 2011120386/ T1-6032, DC
410514000080/ECC902585, FL EC13006226, HI CT-29770, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NC NC 30801-U NV
NV20121135172/0079719/EC 0078648, NJ NJHIC#13VH06160600/34EI01732700, NM EE98-379590, OR CB180498/C562, PA
HICPA077343, RI RC38313/AC004714, TX TECL27006, VA ELE2705153278, WA SOLARC*919O1/SOLARC*905P7. Nassau
H2409710000, Greene A-486, Suffolk 52057-H, Putnam PC6041, Rockland H-11864-40-00-00, Westchester WC-26088-H13, N.Y.C
#2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-
DCA.
All loans provided by SolarCity Finance Company, LLC. CA Finance Lenders License 6054796. SolarCity Finance Company, LLC is
licensed by the Delaware State Bank Commissioner to engage in business in Delaware under license number 019422, MD Consumer
Loan License 2241, TX Registered Creditor 1400050963-202404.

Solar Bonds by SolarCity
Nation’s first registered public offering of solar bonds
• Corporate bonds – senior unsecured notes
• Maturities from 1 year to 15 years
• Initial expected fixed interest rates from 1.6% - 5.45%
• $1,000 minimum purchase
• Survivor option available
• Initially bonds will be unrated

Offered by America’s Leading Solar Company
• Solar Bonds are issued – and backed – by SolarCity, America’s largest solar power company
• In the U.S., we provide solar power to more people in more states than any other company
• Our common stock is listed on the NASDAQ stock exchange under the ticker SCTY

A New Investment Option
Attractive, consistent returns from SolarCity based on monthly payments from tens of thousands of long term solar contracts
Based on CUSIP-based series of SolarCity Solar Bonds with 10 year maturities
1

How Solar Bonds Work

Solar Bonds offer attractive, consistent returns on your investment. Your earnings come from SolarCity and the monthly solar payments we receive from our more than 190,000 solar customers – families, schools, and businesses who have made the switch to clean energy.

1. SolarCity installs solar power systems on homes and businesses nationwide.

2. Our customers make monthly solar payments based on long-term contracts.

3. SolarCity pays you interest on your investment over the term of the bond, and your principal is repaid at maturity.

APPROVED

$

SolarCity

SOLARBONDS by SolarCity

Rate	Term	Minimum Order
1.60 %	1 yrs	$1,000
2.60 %	3 yrs	$1,000
3.60 %	5 yrs	$1,000
4.70 %	10 yrs	$1,000
5.45 %	15 yrs	$1,000

SolarCity

Available Bonds* A range of maturities to meet different portfolio needs *Initial expected fixed rates for non-rated CUSIP-based bonds available as of March 9, 2015.

About SolarCity
• Founded in 2006:
• NASDAQ: SCTY
• Market Cap: $4.8B
2
• 2014 Revenues: $255M
• Partnered with leading institutional
investors - including Google,
Goldman Sachs, Bank of America,
U.S. Bank, and others — who
have financed over $5 billion
worth of solar projects with us.
o
Elon Musk (Chairman)
o
Lyndon Rive (CEO)
o
Peter Rive (CTO)

OLD BILL
18¢/kWh
NEW BILL
15¢/kWh

OLD ELECTRIC BILL WITHOUT SOLAR
SAVINGS
SOLARCITY BILL
NEW ELECTRIC BILL
YEAR 1
YEAR 10
YEAR 30

SolarCity

• No upfront cost for installation required
• Solar electricity paid for monthly like a utility bill
• Agreement can be easily transferred to a new
homebuyer
Customers Pay for Solar Electricity without the Upfront Investment in a System
A Simple Switch to Solar
Our Model: Clean, More Affordable
Energy
• Solar energy provided at a lower $/kWh rate
than charged by the local utility
• Typically 70-80% of a residential customer’s
annual electricity needs provided by solar
• Sum of solar and new utility bill typically lowers
monthly electricity costs by ~15%
• Low annual escalators offer protection against
higher increases in utility rates
Lower Electricity Costs

Our Success: High Growth, Scale, and Market Dominance
2010 to 2015
Midpoint:
99% CAGR
* Represents the Company’s Estimate as of February 18, 2015.  Figures on page may not calculate exactly due to rounding
MW Deployed Yearly % of U.S. Residential Installations
• Total solar assets deployed has nearly
doubled every year, with total deployment
at 1.1 Gigawatts
• Our residential installations exceeded the
next 70 competitors’ combined in Q3
2014 (the most recent data available from
GTM Research
3
)
31
72 157
280
502
0
250
500
750
1000
2010 2011 2012 2013 2014 2015E*
920-
1,000
6%
7%
11%
17%
25%
39%
0%
5%
10%
15%
20%
25%
30%
35%
40%
2009 2010 2011 2012 2013 3Q14

• $5 Billion – Nominal value of long term contracts with our 190,000 current customers
• $20 Billion – Approximate nominal value of contracted payments implied by goal of 1 million customers by mid-2018 (on track to achieve, requires compounded growth rate of
61% vs. recent historical pace of 104% since 2012).
The Value of Solar
* Figures on page may not calculate exactly due to rounding
Nominal Contracted Payments Remaining: Q4 2014 Growth of 149% Y/Y and 20% Sequentially
$0.7
$0.8
$1.1
$1.2
$1.4
$1.7
$2.0
$2.5
$3.3
$4.1
$5.0
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
$3.5
$4.0
$4.5
$5.0

Each Customer Provides a Visible Cash Flow Stream akin to the Household Utility Bill Payment
• Consistent, predictable annuity cash flow stream
• Payments akin to the utility bill of the household with default rates below those of mortgages
• Long-term contracts of 20-30 years for residential
• High FICO scores with cumulative average >750
• Higher utility rates increase customer contract value, broaden addressable market, bolster renewal outlook
High Quality Revenue Stream from Long-Term Contracts
High-Quality Customer Energy Payments
Auto Loans
Prime Mortgages
SolarCity
Electric Bill
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
Year 1 Year 2 Year 3 Year 4

Q4 2014 GAAP Statement of Operations
$ in thousands
Consolidated
Revenue: Q4 2013 Q4 2014
Operating leases and solar energy system incentives $22,363 $49,205
Solar energy system and components sales $24,937 $22,603
Total revenues $47,300 $71,808
Cost of revenue:
Operating leases and solar energy system incentives $11,580 $30,387
Solar energy system and components sales $25,874 $26,455
Total cost of revenues $37,454 $56,842
Gross profit $9,846 $14,966
Sales and Marketing $33,893 $79,515
General and Administrative $30,711 $45,420
Research & Development $547 $10,004
Total Operating Expenses $65,151 $134,939
Loss from  operations ($55,305) ($119,973)
• Solar assets are long term
investments that will
generate revenues over 20 –
30 years
• As we grow and expand, SG&A
costs are incurred upfront
• We earn healthy gross
profits, but incur net GAAP
losses as we invest in our
growth
• The results are dramatic
increases in long term
contract value

Cash and Investments Balance of Over $640M
$ in thousands
Twelve Mos.
Ended:
Three Mos.
Ended:
Net cash provided by (used in): Dec. 31, 2014
Operating activities ($217,849) ($135,517)
Investing activities (excluding short-term investments) ($1,206,181) ($384,722)
Financing activities (before equity and convertible note
issuances)
$982,149 $370,590
Net cash used before equity and convertible note
issuances
($441,881) ($149,649)
Net cash provided by equity/convertible note issuances
$507,817 $59,206
Net increase in cash and short-term investments $65,936 ($90,443)
Cash and investments at Dec. 31, 2014 $642,694
• Well capitalized
• Our scale and industry
leadership position
provides access to
equity, debt, and
securitization markets

Earn More Than Money The average SolarCity solar power system will offset 30 tons of carbon dioxide over 30 years 5 , the equivalent of...

Earn More Than Money The average SolarCity solar power system will offset 30 tons of carbon dioxide over 30 years 5 , the equivalent of...

Earn More Than Money The average SolarCity solar power system will offset 30 tons of carbon dioxide over 30 years 5 , the equivalent of...

Creating American Jobs • SolarCity is America’s largest solar employer, with more than 9,500 employees • We’re adding hundreds of new jobs every month in the communities we serve

1. Solar Bonds CUSIP-based SolarCity Solar Bonds with a 4.70% coupon and a 10-year maturity. Municipal Bonds
Composite bond yield for A-rated municipal bonds from Yahoo! Finance as of February 19, 2015. Municipal bond yields are presented as Tax-Equivalent Yields assuming a 28% federal income tax rate. Online CDs Top APY available for 10 year maturity CDs from ratebrain.com on February 25th, 2015. Treasury Notes Investment Rate on
treasury bills and notes issued or to be issued by the U.S. Department in February, as of February 19, 2015.
Savings Top APY available for National Highest Yield MMA and Savings Accounts, provided by Bankrate.com on
February 19, 2015.
2. As of close of trading March 4, 2015
3. GTM Research – U.S. PV Leadership Board
4. Chart is depiction of the net loss rates at each of the first four year anniversaries of the original origination date of each of the respective asset backed securities highlighted (averaged across 2002 to 2012 for auto loans, 2003 to
2012 for prime residential mortgages, and 2008 to 2014 for SolarCity data). Time period for auto loans and prime residential mortgages selected to normalize for outlier effects of the financial crisis. Auto loan and prime residential data sources: A) Auto loans – average cumulative auto loan loss rates reported by Ford, Honda, Nissan, USAA, and
Wachovia which are publicly reported by or on the respective companies’ websites or in company issued reports; B)
Residential mortgages – Wells MBS performance
5. Based on SolarCity average system size of 6.7 kW and 1403 kWh average first year production degraded by .5%
annually over 30 years.  Environmental benefits based on data collected from the following sources in October
2014: Environmental Protection Agency, Calculations and
References,
US Energy
Administration,
January 2014;
National Renewable Energy Laboratory, December 2003,
“Consumptive
Water Use for US Power
Production”;
EPA
eGRID GHG 2009 Annual Output Emissions Rates and US EPA Greenhouse Gas Equivalencies
Calculator.
Appendix A:  Footnotes

“Backlog” represents the aggregate megawatt capacity of solar energy systems not yet deployed as of the date specified pursuant to Energy Contracts and contracts for solar energy system direct sales executed as of such date.
“Customers” includes all residential, commercial and government buildings where we have installed or contracted to install a solar energy system, or performed or contracted to perform an energy efficiency evaluation or other energy efficiency services.
“Energy Contracts” includes all residential, commercial and government leases and power purchase agreements and consumer loan agreements pursuant to which consumers use or will use energy generated by a solar energy system that we have installed or contracted to install. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual contract. For commercial customers with multiple locations, each location is deemed a contract if we maintain a separate contract for that location.
“MW” or “megawatts” represents the DC nameplate megawatt production capacity.
“MW Deployed” represents the megawatt production capacity of solar energy systems that have had all required building department inspections completed during the applicable period. This metric includes solar energy systems deployed under Energy Contracts as well as for solar energy system direct sales.
“Nominal Contracted Payments Remaining” represents our estimate of the sum of cash payments that are customers are obligated to pay us under our Energy Contracts over the remaining term of such contracts. This metric includes Energy Contracts for solar energy systems deployed and in Backlog. As an example, if a customer is 2 years into her 20 year contract, then 18 years of contract payments remain. As an additional example, if a customer chose to pre-pay her Energy Contract, then it is included in estimated Nominal Contracted Payments Remaining only while it is in Backlog as the pre-payment has not been received. Payments for direct sales are not included.
Appendix B:  Definitions

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